UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Peak International Limited

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G69586108

(CUSIP Number)

Richard Barone

C/O Ancora Capital, Inc.

One Chagrin Highlands

2000 Auburn Drive, Suite 300

Cleveland, Ohio 44122

(216) 825-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box .

Check the following box if a fee is being paid with the statement .

CUSIP No.  G69586108

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ancora Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Ohio, U.S.A.
	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON HC

CUSIP No.  G69586108

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ancora Securities, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nevada, U.S.A.
	7	SOLE VOTING POWER 149,467
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 149,467
	10	SHARED DISPOSITIVE POWER 19,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,717
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.36%(1)
14	TYPE OF REPORTING PERSON BD

_________________________________

(1)

Based upon 12,423,306 shares of the Issuer’s common stock issued and outstanding as of February 6, 2008, as reported on the Issuer’s Form 10-Q for the quarter ended December 31, 2007.

CUSIP No.  G69586108

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ancora Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nevada, U.S.A.
	7	SOLE VOTING POWER 480,159
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 480,159
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 480,159
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.86%(1)
14	TYPE OF REPORTING PERSON IA

_________________________________

(1)

Based upon 12,423,306 shares of the Issuer’s common stock issued and outstanding as of February 6, 2008, as reported on the Issuer’s Form 10-Q for the quarter ended December 31, 2007.

CUSIP No.  G69586108

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard A. Barone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Ohio, U.S.A.
	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

Item 1.

Security and Issuer:

This Schedule 13D relates to the common shares of Peak International Limited ("PEAK"). The principal executive offices of PEAK are located at Flat E & F, 19/F., CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong.

Item 2.

Identity and Background:

This statement is filed on behalf of all persons and entities (the Reporting Persons), herein referred to as “Ancora” or “Ancora Group”.  Participants in the Ancora Group include Ancora Capital, an entity incorporated under the laws of the state of Ohio; Ancora Securities Inc, the main subsidiary of Ancora Capital incorporated in the state of Nevada; Ancora Advisors LLC, a Nevada limited liability company; Ancora Trust, the master trust for the Ancora Mutual Funds; Ancora Foundation, a private foundation incorporated in the state of Ohio; Merlin Partners, an investment limited partnership registered in Delaware; various owners and employees of the aforementioned entities. The Ancora Group is located at One Chagrin Highlands, 2000 Auburn Drive, Suite 300, Cleveland, Ohio 44122.

Ancora Securities Inc is registered as a broker/dealer with Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) formerly known as the NASD. Ancora Advisors LLC is registered as an investment advisor with the SEC under the Investment Advisors Act, as amended. The Ancora Trust, which includes Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund, Ancora Homeland Security Fund and Ancora Bancshares, are registered with the SEC as investment companies under the Investment Company Act, as amended. Mr. Richard Barone is the controlling shareholder of Ancora Capital, controls 31% of Ancora Advisors, owns approximately 15% of Merlin Partners, and is Chairman of and has an ownership interest in the various Ancora Funds.

Ancora Advisors LLC has the power to dispose of the shares owned by the investment clients for which it acts as advisor, including Merlin Partners, for which it is also the General Partner, and the Ancora Mutual Funds. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Ancora Securities Inc acts as the agent for its various clients and has neither the power to vote nor the power to dispose of the shares. Ancora Securities disclaims beneficial ownership of such shares.

During the last five years none of the Reporting Persons have been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Barone is a U.S. citizen and maintains the right to claim dual citizenship with the Republic of Italy. Mr. Barone serves on the Board of Directors in various capacities for the both public and private corporations and foundations.

As described in the letter to the board of directors of PEAK filed with the SEC on Schedule 14A as soliciting material pursuant to Rule 14a-12 on March 10, 2008, the Ancora Group has agreed to act together with SKIRITAI Capital LLC (“SKIRITAI”), Chadwick Capital Management LLC (“CCM”) and Monarch Activist Partners LP (“Monarch”) to call a special meeting of the shareholders of PEAK to remove the existing board of directors, except for Russell Silvestri, and replace them with the group’s nominees.  CCM, SKIRITAI and the Ancora Group have an arrangement to share the costs of calling the special meeting and soliciting proxies in connection with the special meeting.

SKIRITAI Capital LLC, a Delaware limited liability company, is the general partner of the Leonidas Opportunity Fund L.P., a California limited partnership (“LOF”), and the investment manager of the Leonidas Opportunity Offshore Fund Ltd., a Cayman Island exempted company with limited liability (“LOOF”).  Mr. Russell Silvestri and Mr. Lyron Bentovim are both Managing Directors of SKIRITAI.

Chadwick Capital Management LLC, a Delaware limited liability company, is the general partner of Monarch Activist Partners LP, a Delaware limited partnership.  James M. Chadwick and Sohail Malad are the managers of CCM.  CCM is the General Partner of Monarch and has sole voting and dispositive authority over Monarch’s accounts.

Please see the Schedule 13D, Amendment No. 3, with respect to ownership of common stock of PEAK filed by SKIRITAI on March 12, 2008 (the “SKIRITAI 13D”) for a description of the principal business, address and organization of SKIRITAI and its affiliates.

Please see the Schedule 13D, Amendment No. 2, with respect to ownership of common stock of PEAK filed by CCM and Monarch on March 12, 2008 (the “Monarch 13D”) for a description of the principal business, address and organization of Monarch and its affiliates.

Item 3.

Source and Amount of Funds or Other Consideration:

Ancora Securities owns no Shares directly but Ancora Securities may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) shares purchased for or transferred to the accounts of investment clients.  Ancora Securities disclaims beneficial ownership of such Shares and any shares beneficially owned by Ancora Advisors or other Ancora entities.

Ancora Advisors owns no Shares directly but Ancora Advisors may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients.  Ancora Advisors disclaims beneficial ownership of such Shares and any shares beneficially owned by Ancora Securities other Ancora entities.

Merlin Partners, Ancora Funds, Employees of Ancora and Owners of Ancora, including Mr. Barone, have used available and uncommitted cash to purchase shares of the Issuer.

Please see the SKIRITAI 13D for a description of SKIRITAI’s ownership of PEAK shares and the source of funds for acquiring such shares.  According to the SKIRITAI 13D, LOF owns of record and/or beneficially approximately 2,386,369 PEAK shares and LOOF owns of record and/or beneficially approximately 85,763 PEAK shares.

Please see the Monarch 13D for a description of Monarch’s ownership of PEAK shares and the source of funds for acquiring such shares.  According to the Monarch 13D, Monarch owns of record and/or beneficially approximately 823,722 PEAK shares.

Item 4.

Purpose of Transaction:

Mr. Barone and the other entities named herein acquired Shares to establish investment positions in the Issuer.  Subject to market and business conditions and other factors, Mr. Barone and other entities named herein may purchase additional Shares, maintain their present ownership of Shares or sell some or all of the Shares.

As described in the letter to the board of directors of PEAK filed with the SEC on Schedule 14A as soliciting material pursuant to Rule 14a-12 on March 10, 2008, the Ancora Group has agreed to act together with SKIRITAI, CCM and Monarch to call a special meeting of the shareholders of PEAK to remove the existing board of directors, except for Russell Silvestri, and replace them with the group’s nominees.

On March 12, 2008, the Ancora Group and Monarch submitted a letter to the Board of Directors of the Issuer.  This letter is appended hereto as Exhibit 1.

Except as set forth above, the reporting persons have no present plans or proposals which relate to or would result in:

            (a)

The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

            (b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

            (c)

A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

            (d)

Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e)

Any material change in the present capitalization or dividend policy of the issuer;

            (f)

Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

            (g)

Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (h)

A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (i)

Any action similar to any of those enumerated above.

Item 5.

Interest in Securities of the Issuer:

Set forth below Mr. Barone and the other entities named herein, in the aggregate, is the number of Shares which may be deemed to be beneficially owned as of March 12, 2008, and the percentage of the Shares outstanding represented by such ownership (based on 12,423,306 shares outstanding as of February 6, 2008):

Name:	No. of Shares	Percent of Class
Ancora Advisors(1)	480,159	3.86%
Ancora Securities(2)	19,250	0.15%
Ancora Owners/Employees(3)	149,467	1.20%
Total	648,876	5.22%

(1) These Shares are owned by investment clients of Ancora Advisors. Ancora Advisors does not own these shares directly but, by virtue of Ancora Advisors Investment Management Agreement with the investment clients of Ancora Advisors, each may be deemed to beneficially own 474,059 Shares by reason of their power to dispose of such Shares. Ancora Advisors disclaims beneficial ownership of such Shares.

(2) These Shares are owned by investment clients of Ancora Securities who may be deemed to beneficially own these Shares by reason of their power to dispose of such Shares. Ancora Securities disclaims beneficial ownership of all such Shares.

(3) These shares are owned by the owners and employees of Ancora.

Please see the SKIRITAI 13D for a description of SKIRITAI’s ownership of PEAK shares and the interests of each of its affiliates in such shares.

Please see the Monarch 13D for a description of Monarch’s ownership of PEAK shares and the interests of each of its affiliates in such shares.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

As described in the letter to the board of directors of PEAK filed with the SEC on Schedule 14A as soliciting material pursuant to Rule 14a-12 on March 10, 2008, the Ancora Group has agreed to act together with SKIRITAI, CCM and Monarch to call a special meeting of the shareholders of PEAK to remove the existing board of directors, except for Russell Silvestri, and replace them with the group’s nominees.  CCM, SKIRITAI and the Ancora Group have an arrangement to share the costs of calling the special meeting and soliciting proxies in connection with the special meeting.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.

Material to Be Filed as Exhibits:

Exhibit Number

Description

1

Letter dated March 12, 2008, from James Chadwick, Managing Partner of Monarch Activist Partners LP, and Richard Barone, Chairman of Ancora Advisors, LLC, to the Board of Directors of Peak International Ltd.

2

“Relevant Transactions in Shares” in the past 60 days.

Exhibit 1

March 12, 2008

Sent via email

Board of Directors

Peak International LTD.

Flat E&F 19th Floor CDW Building

388 Castle Peak Road

Tsuen Wan, Hong Kong

Board of Directors:

Monarch Activist Partners (Monarch) and Ancora Capital (Ancora) are both significant shareholders of Peak International (PEAK), each owning more than 5% of the company.  As evidenced by this 13D filing, a group has been formed with the company’s largest shareholder (and director) Skiritai Capital.  Both Ancora and Monarch have individually articulated their concerns about the strategic direction of the company, but have now lost faith in the board’s ability to exercise responsible business judgment and fulfill its fiduciary responsibilities.

As significant investors we are growing increasingly alarmed by the communication we are receiving from the company.  In a letter to Monarch dated February 2, 2008, Peak director Christine Russell wrote:

“At the same time we are also exploring ways to grow the top line through both organic and inorganic means.”….  “Dean (Peak’s CEO) also remarked in the call (3rd quarter conference call) that he believes the industry needs to be consolidated.  To that end we are keenly interested in, and from time to time review, any opportunities, both buy or sell, that could enhance shareholder value.”

In addition, Monarch’s Managing Partner James Chadwick has spoken to Ms. Russell and she mentioned the possibility of driving value to Peak’s shareholders through acquiring other companies and consolidating the fragmented industry.

It is unconscionable that any Board member could speak about acquisitions when the CEO (as of the last investor call) had not even presented a turn-around plan to the Board to stem the company’s dismal operating performance and cash bleeding.  As a responsible fiduciary you would expect a plan to be on its way to execution by the time of an investor call that reports a continuing decline in the business.  However, in Peak’s case a plan had not even been delivered to the Board (according to Dean Personne’s statement) despite several quarters of lost revenue and a declining cash position.  The Board as characterized by Ms. Russell’s statement not only lacks a sense of urgency, but is completely misguided in thinking that the current operators who have failed to deliver results for Peak shareholders should be in any position to consolidate companies into Peak.

Ms. Russell is a CFO of a public company (Virage Logic Corporation, ticker “VIRL”), however her statement suggests she may need to revisit Finance 101.  Peak trades at 0.3x book value and nearly a negative enterprise value, making its equity useless as currency for an acquisition.  If she intends to use the only attractive asset the company has, its cash, for acquisitions then she would not only eliminate the single stellar attribute of the company, but take away a valuable resource often required in turnarounds.  We are astounded by her lack of ability to apply basic financial principles to PEAK’s current predicament..  The fact that she as a Board member isn’t solely focused on turn-around efforts is truly scary and speaks to how misguided the Board is in setting strategic direction.

Since the Board appears to have appointed Ms. Russell as their spokesperson, we can only assume her views represent that of the rest of the Board (except for Mr. Silvestri).  By failing to act quarter after quarter to right the business and instead speak of acquisitions as if the company were operating in some other universe, we have come to the firm conclusion that the Board is not in the least concerned about protecting shareholder value.  By failing to right size the business and cut costs to mitigate the company’s cash burn we believe that the Board members are in breach of their fiduciary responsibilities and need to step down immediately.

As the current Board appears to be unwilling to step down we are seeking to replace the existing Board, except for Russ Silvestri, with new directors who represent significant shareholders and will do right by the vast majority of Peak’s investors.  We hope the current Board will not opt to go forward in a protracted battle as it has done enough to erode value.  It is time for individuals with a stake in the company’s future to have a say in how it operates.  We have already spoken to and identified shareholders who represent what we believe to be 40-45% (including ourselves and Skiratai) of the Company’s outstanding shares who would vote for our proposals.  We believe that a proxy solicitation will easily put us over the 50% level needed to remove the current Board members and replace them with our nominees. Therefore, any action taken by the current Board to oppose us and block our efforts will simply be self-serving entrenchment.  All of the current directors face continuing embarrassment as a result of their inaction and the prospect of looming litigation should the current Board fail to turn the company around.

We hope you give this letter careful deliberation and for once in your tenures as directors do the right thing and let the company’s owners take the helm as fiduciaries.

Sincerely,

/s/ James Chadwick

James Chadwick

Managing Partner

Monarch Activist Partners LP

/s/ Richard Barone

Richard Barone

Chairman

Ancora Advisors, LLC

Exhibit 2

PEAK INTERNATIONAL LIMITED (PEAK)

SECURITY CROSS REFERENCE

Date	Buy/Sell	Quantity	Price
1/8/08	Buy	200	2.190000
1/8/08	Buy	1,600	2.200000
1/14/08	Buy	3,300	2.148787
1/15/08	Buy	3,700	2.153783
1/22/08	Buy	2,000	2.030000
1/23/08	Buy	3,000	2.029900
1/23/08	Buy	2,950	2.030000
1/28/08	Buy	100	1.980000
2/1/08	Buy	6,000	1.941750
Total Purchases		32,110

1/29/08	Sell	-1,300	2.110000
1/29/08	Sell	-300	2.100000
Total Sales		-1,600

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 12, 2008

ANCORA CAPITAL, INC.

By:/s/ Christopher Barone

Christopher Barone

President

ANCORA SECURITIES, INC.

By: /s/ Christopher Barone

Christopher Barone

President

ANCORA ADVISORS, LLC

By: /s/ Richard A. Barone

Richard A. Barone

Chairman and Portfolio Manager

/s/ Richard A. Barone

Richard A. Barone